NR12-24	September 5, 2012

Cardero Announces Latest
High-Grade Iron Intersections,
Sheini Hills Iron Project, Ghana

Highlights include:

Hole 55: 89.7 metres from surface, grading 46.2% Iron
Hole 45: 63.0 metres from surface, grading 42.6% Iron
Hole 57: 30.5 metres from surface, grading 44.0% Iron
Hole 51: 45.0 metres from surface, grading 40.1% Iron
Hole 40: 50.4 metres from surface, grading 40.2% Iron
Hole 52: 43.7 metres from surface, grading 40.1% Iron
Hole 48: 66.0 metres from surface, grading 41.6% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces receipt of additional high-grade drill results from Phase I drilling at the Company’s Sheini Hills Iron Project in northeastern Ghana. All results are from diamond drilling of ironstone ridges.

Highlights include Hole 055, which returned 89.7 metres grading 46.2% iron and Hole 45, which intersected 63 metres grading 42.6% iron. The latter results are on the same section as the previously reported results from Hole 039, which returned 278 metres grading 43.2% iron from surface.

Results are presented in detail, by drill section, below (Figures 1 through 8):

Figure 1: DRILL SECTION 1014400N

Cardero Resource Corp.	- 2 -	September 5, 2012
NR12-24 – Continued

Table 1: DRILL SECTION 1014400N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD055	0.00	4.00	4.00	30.34
and	6.00	27.55	21.55	42.00
and	38.70	63.90	25.20	42.34
incl.	50.20	63.90	13.70	47.00
and	81.00	170.70	89.70	46.16
SCD060	results pending
Average thickness / hole *			35.11
Weighted average grade*				44.38

*Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1013600N

Table 2: DRILL SECTION 1013600N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD009	0.00	57.00	57.00	45.71
SCD036	172.00	217.00	45.00	39.51
SCD039	0.00	278.80	278.80	43.16
incl.	0.00	10.70	10.70	50.64
incl.	28.00	51.00	23.00	49.58
SCD045	0.00	3.00	3.00	37.61
and	8.00	121.40	113.40	35.51
incl.	35.00	98.00	63.00	42.59
Average thickness / hole *			124.30
Weighted average grade*				41.34

Drill holes SCD009, SCD036 and SCD039 previously reported (NR12-17, NR12-20). *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

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NR12-24 – Continued

Figure 3: DRILL SECTION 1012550N

Table 3: DRILL SECTION 1012550N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD057	0.00	30.50	30.50	45.00
and	122.20	141.05	18.85	43.12
Average thickness / hole *			49.35
Weighted average grade*				44.28

All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 4: DRILL SECTION 1012000N

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NR12-24 – Continued

Table 4: DRILL SECTION 1012000N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD044				not assayed
SCD046	0.00	5.10	5.10	41.33
and	98.00	123.45	25.45	36.88
SCD047
SCD051	0.00	3.60	3.60	48.61
and	78.00	134.20	56.20	38.45
incl.	79.00	124.00	45.00	40.11
SCD052	0.00	6.00	6.00	43.03
and	19.00	62.70	43.70	40.11
SCD054	no significant results
Average thickness / hole *			46.68
Weighted average grade*				39.25

*Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 5: DRILL SECTION 1011800N

Table 5: DRILL SECTION 1011800N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD058	2.00	69.10	67.10	35.39
incl.	18.00	69.10	51.10	39.55
Average thickness / hole *			67.10
Weighted average grade*				17.70

All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 5 -	September 5, 2012
NR12-24 – Continued

Figure 6: DRILL SECTION 1011200N

Table 6: DRILL SECTION 1011200N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD035	0.00	75.20	75.20	35.08
incl.	0.00	53.20	53.20	38.25
SCD037
SCD040	8.20	58.60	50.40	40.23
SCD042
Average thickness / hole *			62.80
Weighted average grade*				37.14

Drill holes SCD035 previously reported (NR12-20). *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 7: DRILL SECTION 1010600N

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NR12-24 – Continued

Table 7: DRILL SECTION 1010600N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD048	0.00	106.00	106.00	37.35
incl.	0.00	66.00	66.00	41.63
and	116.00	125.50	9.50	30.33
SCD053	0.00	1.00	1.00	56.24
and	4.20	71.20	67.00	37.17
incl.	4.20	45.00	40.80	41.77
SCD056
Average thickness / hole *			91.75
Weighted average grade*				37.02

*Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

PHASE I DRILL TESTING

Phase I exploration at the Sheini Hills Iron project has been completed. The program targeted two main types of potential iron ore, ironstone ridges and surface ferricretes, both being haematite-dominated with negligible magnetite content.

Ironstone Ridges have been tested with 9192.4 metres of diamond drilling. A total of 67 diamond drill holes have been completed to date, with results received for the first 34 drill holes (58 diamond drill holes were sent in for assay, 9 holes were drilled for geological interpretation and metallurgical testing).

In Phase I, ironstone ridges were drilled over a strike length of 9 kilometres north-south and along section lines averaging approximately 600 metres east-west. Aggregate apparent ironstone thicknesses range from 3.8 metres in SCD032 to 278 metres in SCD039. Outcropping ironstones over an additional 24 kilometres of strike length have been targeted for future drill-testing.

The Ironstone ridges are composed of two potential ore-types. Higher grade thinly banded ironstones are considered to be primary Rapitan-type ironstones, although an epigenetic origin cannot be entirely ruled out. Associated diamictites, sediments of probable glacial origin, are thought to be epigenetic and partially replaced by haematite.

Surface Ferricrete/Detrital Deposits were tested with 1923 metres of reverse circulation drilling.

Detrital iron deposits are found where weathering has eroded bedded iron deposits and deposited ironstone fragments in natural traps formed by topography. Some deposits are loose gravels while others are naturally cemented (hematite conglomerate) and both types are found peripheral to the Sheini Hills ironstone ridges. When rock units break down under the weathering process they are often affected by circulating groundwater and under appropriate conditions typically form hard indurated zones such as ferricrete and laterite.

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NR12-24 – Continued

The quality of the potential iron ore in these deposits depends on the grade and quality of the iron particles making up the clasts in the conglomerate. At Sheini, the ferricrete tends to be composed primarily of the higher-grade, banded-type ironstone, rather than the lower-grade diamictite, which is easily broken down by weathering processes.

RESOURCE ESTIMATE UNDERWAY

Now that the Phase I exploration program at Sheini Hills has been completed, SRK Consulting has been retained to complete an updated 43-101 report, including a maiden resource estimate. Cardero anticipates completion of the report in Q4 2012.

PROJECT RATIONALE

Ironstone ridges are being targeted for potential open pit mining. The ironstones being drilled are generally in excess of 30 metres in thickness and apparent thicknesses locally reach greater than 250 metres from surface.

Ferricrete/Detrital Deposits are surface deposits situated on the fringes of the ironstone ridges. They are typically in the range of 5 to 15 metres in thickness. The attraction of deposits of this type is that they would not require normal open pit mine development, since the mineralization is at surface and of limited thickness (generally less than 15 metres). Instead, the deposits, if mined, could be extracted using equipment such as open bowl scrapers, which can remove softer overburden material without the need for blasting. This type of machinery is frequently utilized at civil engineering projects but is also used to clear overburden in mining operations. Efficient removal of the mineralization from these deposits in this way could provide significant operational savings. Iron grades in the Detrital Deposits are typically lower than grades in primary ironstone because the deposits are semi-consolidated and contain a portion of soil and non-iron related material. This is not considered to be a disadvantage since those materials should be easily removed during beneficiation. Removing surface mineralization in this way results in a zero strip ratio. If the Sheini Project should be advanced to mining in the future (of which there can be no certainty), the surface Detrital Deposits could potentially be mined first, while major open pit development and pre-stripping is taking place on the ironstone ridges.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

Cardero Resource Corp.	- 8 -	September 5, 2012
NR12-24 – Continued

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

Figure 8: Maps showing Sheini property (left) and the Phase 1 drill program focus in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron/ferricrete. Section lines are shown for Figures 1, 2, 3, 4, 5, 6 and 7. Sections 1006400N, 1007170N, 1008000N, 1008800N, 1009600N and 1010400Ncontain previously released results.

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NR12-24 – Continued

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the potential for any mining of or production from the Sheini Hills ironstone ridge deposits or the ferricrete/detrital deposits, the potential for a production decision to be made at Sheini Hills for either or both of the ironstone ridges or fericrete/detrital deposits, the potential commencement of any development of a mine at the Sheini Hills iron deposits following a production decision, the potential for any ferricrete/detrital deposits to be mined without blasting and during pre-stripping and open-pit preparation for any mining of the ironstone ridges, the potential for the fericrete/detrital deposits to be mined by equipment such as open bowl scrapers and for any such production carried out in this way to provide significant operational savings, the potential for any non-iron material to be easily removed during beneficiation of ferricrete/detrital mineralization, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.